12-6-2004

VF 12-3-04

SE 04016579 COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED NOV 29 2004 WASH. D.C. 202

SEC FILE NUMBER
8-18414

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2003 (MM/DD/YY) AND ENDING September 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Van Clemens & Co., Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

527 Marquette Avenue South
(No. and Street)

Minneapolis (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ms. Cynthia M. Jenkins (612) 758-9141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli LLP
(Name – *if individual, state last, first, middle name*)

7200 Metro Boulevard (Address) Edina (City) Minnesota (State) 55439 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED DEC 07 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Cynthia M. Jenkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Van Clemens & Co., Incorporated, as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres

Title

Notary Public

PERRY M. HIGHLAND
NOTARY PUBLIC – MINNESOTA
MY COMMISSION EXPIRES 1-31-2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VAN CLEMENS & CO., INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTAL INFORMATION

YEARS ENDED SEPTEMBER 30, 2004 AND 2003

VAN CLEMENS & CO., INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTAL INFORMATION

YEARS ENDED SEPTEMBER 30, 2004 AND 2003

TABLE OF CONTENTS

WIPFLi LLP

Independent Auditor's Report

To the Board of Directors
Van Clemens & Co., Inc.
Minneapolis, Minnesota

We have audited the accompanying statements of financial condition of Van Clemens & Co., Inc. as of September 30, 2004 and 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Clemens & Co., Inc. as of September 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Wipfli LLP

Minneapolis, Minnesota
November 19, 2004

VAN CLEMENS & CO., INC.

STATEMENTS OF FINANCIAL CONDITION

	September 30, 2004	September 30, 2003
ASSETS		
Cash	$ 143,752	$ 251,948
Account receivable - broker and dealer	24,358	18,232
Securities owned: marketable, at market value	14,650	14,671
Furniture and equipment, less accumulated depreciation of $4,920 in 2004 and $3,636 in 2003	6,910	3,602
Due from stockholders/directors	157,267	149,651
Prepaid lease deposit and other assets	15,228	14,506
	$ 362,165	**$ 452,610**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 17,457	$ 6,648
Payable to Hart Securities Corporation	-	166,350
Accrued expenses	68,701	53,505
Total current liabilities	86,158	226,503
Common stock, par value $.10 per share, authorized 100,000 shares; issued and outstanding 63,000 shares	6,300	6,300
Additional paid-in capital	40,500	40,500
Retained earnings	229,207	179,307
Total stockholders' equity	276,007	226,107
	$ 362,165	**$ 452,610**

See Notes to Financial Statements.

VAN CLEMENS & CO., INC.

STATEMENTS OF OPERATIONS

	Years Ended September 30, 2004	2003
Revenue:		
Commissions	$ 2,518,767	$ 1,571,632
Loss on trading accounts	(116)	(390)
Other income	29,366	19,945
	2,548,017	1,591,187
Expenses:		
Commissions and compensation	1,797,922	1,050,269
Communications	92,218	69,803
Occupancy	91,738	69,343
Regulatory and professional fees	257,239	175,837
Management fees - Hart Security Corporation	217,743	198,000
Other expenses	41,257	27,732
Total expenses	2,498,117	1,590,984
Net income	$ 49,900	$ 203

See Notes to Financial Statements.

VAN CLEMENS & CO., INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE, September 30, 2002	$ 6,300	$ 40,500	$ 179,104	$ 225,904
Net income	-	-	203	203
BALANCE, September 30, 2003	6,300	40,500	179,307	226,107
Net income	-	-	49,900	49,900
BALANCE, September 30, 2004	$ 6,300	$ 40,500	$ 229,207	$ 276,007

See Notes to Financial Statements

VAN CLEMENS & CO., INC.

STATEMENTS OF CASH FLOWS

Increase (Decrease) in Cash

	Years Ended September 30, 2004	2003
Cash flows from operating activities:		
Net income	$ 49,900	$ 203
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation	1,284	800
Accounts Receivables	(6,126)	(124)
Securities in trading accounts	21	283
Unsecured receivable from stockholder and employees	(7,616)	(3,570)
Lease deposit and prepaid expenses	(722)	(3,620)
Accounts payable	10,809	(4,111)
Payable to Hart Securities Corporation	(166,350)	166,350
Accrued liabilities	15,196	47,793
Net cash flows from operating activities	(103,604)	204,004
Purchases of furniture and equipment	(4,592)	(4,100)
Net change in cash	**(108,196)**	**199,904**
Cash, beginning of year	251,948	52,044
Cash, end of year	**$ 143,752**	**$ 251,948**

See Notes to Financial Statements.

1. Summary of Significant Accounting Policies and Other Information

Nature of Business

The Company is a registered broker-dealer with an office in Minnesota. The Company is engaged in the business of buying and selling securities, but does not hold customer securities or funds. The Company's securities that are owned are held by another broker-dealer and its receivables are from that broker-dealer.

Securities Transactions

Securities transactions are recorded on a settlement date basis which is generally the third business day following the transaction date. Commission revenues and related expenses on transactions executed, but not settled at September 30, 2004 and 2003, were not material.

Securities Owned

Securities in trading accounts are valued at market value. Revenue from principal transactions includes the change in unrealized appreciation or depreciation of securities owned.

Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets. Depreciation expense charged to operations was $1,284 in 2004 and $800 in 2003.

Income Taxes

The stockholders of Van Clemens & Co., Inc. (the Company) have elected to have the Company treated as an "S corporation" for income tax purposes. Pursuant to this election, the taxable income is reported on the personal tax returns of the stockholders; consequently, no provision has been made for corporate income taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

The Company expenses advertising costs as incurred. Advertising costs charged to operations were $154 in 2004 and $856 and 2003.

(Continued)

2. **Securities Owned**

Marketable securities owned consist of securities at quoted market values, as follows:

	2004	2003
Money market accounts	$ 12,351	$ 12,256
Corporate stocks	2,299	2,415
	$ 14,650	$ 14,671

3. **Fair Value of Financial Instruments**

Substantially all of the Company's financial assets are carried at market value or at amounts which, because of their short-term nature, approximate current fair value. Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash deposits in excess of federally insured limits. No significant losses have been incurred on the financial instruments during the fiscal year. At September 30, 2004, the Company exceeded the insured limit by approximately $106,864.

4. **Management Fees**

The Company stockholders have agreed in principle to sell their shares to Hart Securities Corporation. It has obtained the approval of regulatory authorities. The deal is expected to close out in November 2004. In connection with this transaction, the Company has agreed to pay certain management fees to Hart Securities Corporation. The Company expensed management fees of $217,743 and $198,000 in 2004 and 2003, respectively.

5. **Operating Lease**

The Company entered into an operating lease agreement for its office facilities. The lease provides for annual rent increases and expires in July 2008. The Company is required to pay a proportionate share of operating costs in addition to the monthly base rent. For financial statement purposes, the rent expense is recognized on a straight-line basis over the lease term. Rent expense for the fiscal year ended September 30, 2004 and 2003, was $89,127 and $67,336, respectively.

(Continued)

5. **Operating Lease (Continued)**

Years Ending September 30,

2005	$	36,937
2006		41,199
2007		45,461
2008		40,844
	$	164,441

6. **Commitments**

The Company has a buy-out arrangement with its stockholders providing for the purchase of their stock by the Company in the event of a death of a stockholder. As of September 30, 2004, the Company's contingent liability was approximately $135,000, which would be payable in five annual installments.

7. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the rate of aggregate indebtedness of net capital, both as defined, shall not exceed 15 to 1. At September 30, 2004, the Company had net capital of $94,126, which was $79,375 in excess of its required net capital of $14,751. The Company's ratio of aggregate indebtedness to net capital was 2.35 to 1.

8. **401(k) Plan**

The Company adopted a 401(k) plan in 2004 covering all employees who have completed one year of service and attained age 21. The Company contributes to the plan by making discretionary contributions plus matching employee contributions of up to 4% of compensation. The total employer contributions charged to operations under the plan were $137,729 in 2004.

SUPPLEMENTAL INFORMATION

VAN CLEMENS & CO., INC.

SCHEDULE 1 – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

SEPTEMBER 30, 2004

Net capital:	
Total stockholders' equity:	$ 276,007
Non-allowed assets and/or charges:	
Restricted securities	2,229
Furniture and equipment	6,910
Receivable from stockholders/directors	157,267
Lease deposit and prepaid expenses	15,228
	181,634
Net capital before haircuts on securities	94,373
Haircuts on securities:	
Other	247
Total net capital	**$ 94,126**
Aggregate indebtedness:	
Accounts payable	$ 17,457
Accrued liabilities	68,701
Contingent liability on stockholders' buy-out arrangement upon death	135,000
Total aggregate indebtedness	**$ 221,158**
Net capital requirement:	
Greater of $6^2/_3$% of aggregate indebtedness, $5,000 or market making criteria	$ 14,751
Excess net capital	79,375
Total net capital	**$ 94,126**
Ratio of aggregate indebtedness to net capital	**2.35 to 1.0**

See Independent Auditor's Report.

VAN CLEMENS & CO., INC.

SCHEDULE 1 – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 (CONTINUED)

SEPTEMBER 30, 2004

RECONCILATION PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5

Stockholders' equity per Company focus filing as of September 30, 2004		$ 277,291
Adjustments:		
Increase in depreciation expense	$ (1,284)	
Stockholders' equity per annual report as of September 30, 2004		**$ 276,007**
Non-allowable assets per focus filing as of September 30, 2004		$ 183,290
Adjustments:		
Decrease in furniture and equipment, net	(1,284)	
Other	(372)	
Non-allowable assets per annual report as of September 30, 2004		**$ 181,634**
Net capital per Company focus filing as of September 30, 2004		$ 93,754
Audit adjustments to decrease stockholders' equity		
Change in non-allowable assets due to audit adjustments	$ 372	
Net capital per annual report as of September 30, 2004		**$ 94,126**
Aggregate indebtedness per Company focus filing as of September 30, 2004		$ 221,158
Aggregate indebtedness per annual report as of September 30, 2004		**$ 221,158**

See Independent Auditor's Report.

VAN CLEMENS & CO., INC.

SCHEDULE 2 – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

SEPTEMBER 30, 2004

	Credits	Debits
Credit balances:		
Free credit balances and other credit balance in customers' security accounts	$ -	
Customers' securities failed to receive	-	
Credit balances in firm accounts attributable to principal sales to customers	-	
Debit balances:		
Debit balances in customers' cash accounts excluding unsecured accounts and accounts doubtful of collection		$ -
Less 1% haircut on aggregate customer debit balance		-
Fail-to-deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)		-
	$ -	$ -
Excess of total credit over total debits	None	
Required deposit (105% of excess of total credits over total debits)	None	
Amount held on deposit in "Reserve Bank Account" at September 30, 2004	None	

There were no material differences in the computation for determination of reserve requirements between the amounts included in Part II of Form X-17a-5 and the above audited computations.

See Independent Auditor's Report.

VAN CLEMENS & CO. INCORPORATED

SCHEDULE 3 – INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

SEPTEMBER 30, 2004

	Number of Items	Market Valuation
Customers' fully paid securities not in the respondent's possession or control as of the report date, for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	-	$ -
Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of the report date excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	-	$ -

See Independent Auditor's Report.

WIPFLi
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Wipfli LLP
Financial Plaza
7200 Metro Boulevard
Minneapolis, MN 55439
952.548.3400
fax 952.831.1219
www.Wipfli.com

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Van Clemens & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Van Clemens & Co., Inc. for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, NASD, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Minneapolis, Minnesota
November 19, 2004